Exhibit 99.1

LITIGATION EXPENSE AND REIMBURSEMENT

AGREEMENT

This Litigation Expense and Reimbursement Agreement is made this 15th day of February, 2000, by and between INTERDIGITAL COMMUNICATIONS CORPORATION (hereinafter “IDC”) and INTERDIGITAL TECHNOLOGY CORPORATION (hereinafter “ITC”), hereinafter collectively referred to as the “Insureds,” and FEDERAL INSURANCE COMPANY (hereinafter “Federal” or “Insurer”). The Insureds and Insurer are collectively referred to as the “Contracting Parties.”

Recitals

A. On or about September 9, 1993, a civil action was commenced against the Insureds styled Ericsson Radio Systems, Inc. et al. v. InterDigital Communications Corporation, et al., United States District Court for the Northern District of Texas, Dallas Division, Civil Action No. 3:93 CV 1809-H (hereinafter “the First Ericsson Lawsuit”). The plaintiffs in the First Ericsson Lawsuit are hereinafter collectively referred to as “Ericsson.”

B. The Insureds are insured under Federal insurance policies No. 3529-74-28 and 7908-16-49 (hereinafter “the Policies”), subject to the terms and conditions of the Policies.

C. The Insureds tendered the defense of the First Ericsson Lawsuit to Federal, who agreed to provide a defense under policy No. 3529-74-28, subject to reservation of Federal’s rights, as more particularly set forth in letters by Federal’s representatives to the Insureds and/or their attorneys.

D. After the First Ericsson Lawsuit was commenced, ITC filed a civil action entitled InterDigital Technology Corporation v. Ericsson GE Mobile Communications, Inc. et al., in the United States District Court for the Northern District of Texas, Dallas Division, Civil Action No. 3:93 CV 2119-H (hereinafter “the ITC Lawsuit”).

E. The First Ericsson Lawsuit and the ITC Lawsuit eventually were consolidated by order of the United States District Court for the Northern District of Texas (hereinafter “the Combined Lawsuit”).

F. On or about December 16, 1997, another civil action was filed by Ericsson styled Ericsson Radio Systems, Inc. et al. v. InterDigital Communications Corporation, et al., United States District Court for the Northern District of Texas, Dallas Division, Civil Action No. 3:97 CV 3067-H (hereinafter referred to as “the Second Ericsson Lawsuit”).

G. The second Ericsson Lawsuit eventually was consolidated into the Combined Lawsuit by the filing of a fourth amended complaint by Ericsson.

H. A fifth amended complaint was filed by Ericsson in December, 1999.

I. Federal has reimbursed the Insureds for certain of the litigation expenses incurred in connection with the Combined Lawsuit.

J. The Insureds and Insurer desire to resolve all issues between them regarding funding, allocation, apportionment and reimbursement of litigation costs pertaining to the Combined Lawsuits.

K. The Insureds and Insurer agree that the consideration for this Agreement is the reciprocal trade off, and/or compromise, of their respective rights which have been reserved and/or asserted with regard to funding, allocation, apportionment and reimbursement of litigation expenses with regard to the Combined Lawsuits and, further, the certainty that is derived from such agreement.

Agreement

1. Audit of Legal Bills. The invoices and/or bills pertaining to the Combined Lawsuits will not be submitted to Legalgard or any similar entity for audit, effective April 1, 1999.

2. Attorney Fee Reimbursement. Federal will continue to reimburse the Insureds for Attorney time in the same manner as Federal has been doing consistent with the terms of this Agreement. The maximum rate for attorney time to be reimbursed by Federal will be at the actual hourly rate up to a maximum of $200 per hour for services performed April 1, 1999 and thereafter.

3. Other Reimbursements.

a. Federal will continue to reimburse the Insureds for non-attorney litigation related expenses, such as, but not limited to, expert fees, Ikon document production services, stenographic & videographic expenses, demonstrative exhibit fees, and similar expenses, in the same manner as Federal has been doing to date.

b. Administrative/Overhead Expenses. Federal will not be expected to reimburse for any overhead or administrative expenses, which are defined as secretarial, word processing, overtime for staff, air conditioning, and other occupancy expenses for other than business hours, postage, internal photocopy expense, telephone, computer research expense (Westlaw, LEXIS, etc.), and meals other than while traveling, incurred April 1, 1999 and thereafter. Billing for express mail and messenger service will be paid by Federal subject to an agreement for approval of such expense by the Dallas, Texas, representative of Chubb & Son who is monitoring the Combined Lawsuit.

4. Demand for Litigation Expenses. During any settlement negotiations, the Insureds will, in good faith, demand and negotiate for Ericsson to include a separate reimbursement amount for litigation expenses. However, the failure of the Insureds to obtain such a separate amount shall not be considered a breach of this Agreement and the Insureds’ obligations hereunder.

5. Participation in Award or Settlement Reimbursement for Litigation Expenses. If there is a specific court award, or specific reimbursement by Ericsson for litigation expenses as a result of a settlement with Ericsson, those payments actually paid to the Insureds will be shared between Federal and the Insureds in proportion to each party’s contribution to the litigation expenses incurred and paid.

6. Reimbursement of Litigation Expenses from Court Award or Settlement Funds.

a. In the event there is a court award, or a settlement with Ericsson, and there is not a separate amount reimbursing litigation expenses that results in complete reimbursement to Federal for all of the litigation expenses it paid to or on behalf of the Insureds, the Insureds will pay to Federal, upon receipt of sums paid by Ericsson, the following:

(1). 9% of the first $50 million of the agreed-upon settlement; and

(2). 10% of everything above $50 million of the agreed-upon settlement for the Patents and Claims in Suit.

b. As used in this Agreement, “Patents and Claims in Suit” shall mean all of the patents and claims identified and litigated in the Combined Lawsuit and shall include all sums and fees paid by Ericsson to the Insureds, and/or the Insureds’ affiliates, for settlement, licensing, royalty and/or other rights associated with such patents and claims, including, but not limited to, digital radio technology known as timed division multiple access (“TDMA”) and/or digital telephony systems marketed in compliance with the IS-54 Standard, IS-136 Standard and/or the GSM Standard.

c. Minimum Portion of Settlement to Which Reimbursement Will Apply.

(i) If any agreement between Ericsson and the Insureds results in payments for the Patents and Claims in Suit of less than 70% of all patent related payments to be made by Ericsson to the Insureds and their affiliates under such agreement, the Insureds and Federal agree that for purposes of this Agreement, the percentage will be set at 70%.

(ii) The 70% minimum set forth in c(i), above, and the 9% and 10% rates of reimbursement set forth in a(1) and a(2), above, will apply to all up-front payments and all recurring revenue payments by Ericsson (including, but not limited to, royalties and/or licensing fees), but will not apply to payments for engineering or other services, except as follows. If it is reasonably projected that Federal will not be fully reimbursed within four (4) years from the date of the settlement based on the foregoing payments, Federal will also receive 1.5% of all payments made by Ericsson for engineering services. If the combination of all of the foregoing is not reasonably projected to fully reimburse Federal within those four (4) years, Federal may, at its option, seek additional reimbursement from the Insureds during which time a representative of the Insureds and Federal, each of which having the authority to bind their respective entities, shall meet. If the Insureds and Federal cannot agree on a resolution, the matter will be submitted to arbitration, pursuant to Pennsylvania’s Uniform Arbitration Act, before a single arbitrator approved by Federal and the Insureds, for a determination of the additional value to the Insureds and its affiliates of the settlement (beyond the cash payments related to the Patents and Claims in Suit and for engineering services) and a determination of the payments to be made to Federal based on such additional value of the settlement agreement, consistent with the reimbursement provisions set forth above. The arbitrator shall be free to set the overall percentage of such agreement value to whatever value is deemed appropriate. However, in no event will the Insureds be required to reimburse Federal in an amount greater than the total amount realized by the Insureds from Ericsson, or require the Insured to pay Federal prior to receipt of cash or other consideration from Ericsson and in no event will the reimbursement to Federal be less than the reimbursement set forth in sub-paragraphs 6a and c(i), above.

d. The terms of this paragraph 6 will apply to any court award, whether by verdict, judgment or otherwise; or any settlement, whether pre-trial, at trial, or post-trial; except as set forth in e, f, g, or h, below.

e. Federal shall not be entitled to any reimbursement in the event of a verdict or judgment that all of the Patents and Claims in Suit in the Combined Lawsuit are not valid or were not infringed, unless that verdict or judgment is reversed by post-trial motion or appeal.

f. If the Combined Lawsuit is resolved or rendered moot by a Sale Transaction (as defined below) in which the Successor Entity (as defined below) is Ericsson or any affiliate of Ericsson, Federal will be paid by the Insureds and/or the Successor Entity, in forty-eight (48) consecutive, equal monthly payments commencing prior to or on the date of the consummation of the Sale Transaction, the amount that Federal paid for the litigation expenses of the Combined Lawsuit. For the purposes of this Agreement:

(i) a “Sale Transaction” shall mean (a) a sale, liquidation, or other disposition to a third party (a “Purchaser”) of all or any substantial portion of any of the Insureds’ stock or assets; (b) a merger or other business combination between any of the

Insureds and a third party, provided the surviving entity is the transaction partner or a newly formed entity (the “Surviving Entity”) and not one of the Insureds; or (c) any transaction or series of transactions which transfer all or any substantial portion of the stock or assets of any of the Insureds to a third party (an “Acquiror”).

(ii) a “Successor Entity” shall mean (a) a Purchaser, (b) the Surviving Entity, (c) a Partnership and/or (d) an Acquiror.

g. If the Combined Lawsuit is resolved or rendered moot by an Ericsson Transaction (as defined below), Federal will be paid by the Insureds, in forty-eight (48) consecutive, equal monthly payments commencing prior to or on the date of the consummation of the Ericsson Transaction, the amount that Federal paid for the litigation expenses of the Combined Lawsuit. For the purposes of this Agreement:

(i) an “Ericsson Transaction” shall mean (a) a sale, liquidation, or other disposition to any of the Insureds or any of their affiliates of all or any substantial portion of the stock or assets of any of the entities constituting Ericsson or any of their affiliates; (b) a merger or other business combination between any of the Insureds or any of their affiliates and any of the entities constituting Ericsson or any of their affiliates, provided the surviving entity is one of the Insureds or one of the Insureds’ affiliates; or (c) any transaction or series of transactions which transfer all or any substantial portion of the stock or assets of any of the entities constituting Ericsson or any of their affiliates to any of the Insureds or any of their affiliates.

h. If the Combined Lawsuit is resolved or rendered moot by a Partnership Transaction (as defined below), such that Federal will not be reimbursed pursuant to the provisions of sub-paragraphs 6a and c(ii) then Federal will be paid by the Insureds and/or the Partnership, in forty-eight (48) consecutive, equal monthly payments commencing on or before the date of creation of the Partnership, the amount that Federal paid for the litigation expenses of the Combined Lawsuit. For the purposes of this Agreement, a “Partnership Transaction” shall mean the formation of any alliance, joint venture or similar arrangement, or partnership (the entity, so formed, irrespective of form (such as LLC, partnership, corporation, etc.) being the “Partnership”).

7. Maximum Reimbursement to Federal. The maximum amount that the Insureds shall pay to Federal from any recovery in the Combined Lawsuit is the amount of money paid by Federal to the Insureds, or on the Insureds’ behalf, as part of the litigation of the Combined Lawsuit. Therefore, the maximum that Federal can recover is a reimbursement of the litigation expenses that it has paid.

8. Continuation of Defense After Dismissal of Potentially Covered Claims. Federal will continue to reimburse litigation expenses of the Combined Lawsuit through any appeal to a court of last resort, consistent with the terms and conditions of this Agreement, even if the Insureds are successful in having stricken all claims potentially covered by the Policies.

However, Federal will not continue to reimburse for expenses incurred after trial if all claims potentially covered by the Policies have been stricken or otherwise determined adverse to Ericsson and Ericsson does not file a post-trial motion or appeal regarding any of the potentially covered claims. In the event that Ericsson seeks a post trial motion or appeal as to any of the potentially covered claims, reimbursement will end upon ruling on such post-trial motion(s) or appeal(s) if Ericsson does not seek further review or appeal regarding any of the potentially covered claims.

9. Submission and Reimbursement of Continuing Litigation Expenses. For bills received by the Insureds after the date of this Agreement, the Insureds will submit to Federal, within sixty (60) days of receipt by the Insureds, all bills and invoices for litigation expenses pertaining to the Combined Lawsuits, with a breakdown showing the portions that Federal does not have to pay because of the limitations in paragraphs 2 and 3, above. Federal will have thirty (30) days, from receipt by Federal, to review those bills and raise any concerns it has regarding those expenses. Expenses for which Federal does not raise a concern will be reimbursed to the Insureds fifteen (15) days thereafter. If Federal raises a concern regarding any expense, the Insureds and Federal will endeavor to resolve the concern within an additional thirty (30) day period, during which time a representative of the Insureds and Federal, each of which having the authority to bind their respective entities, shall meet. If the concern is resolved, Federal will pay the questioned bill, in accordance with the resolution, within fifteen (15) days after the resolution. Any questioned bills which cannot be resolved between the Insured and Federal will be referred to arbitration, pursuant to Pennsylvania’s Uniform Arbitration Act, before a single arbitrator approved by Federal and the Insureds.

10. Federal Administrator. Federal acknowledges that Chubb & Son, a division of Federal Insurance Company, having a place of business at 1445 Ross Avenue, Dallas, Texas has been and will continue to be (unless hereafter changed by Federal) the administrator of policy coverage for the Insureds, having the authority and responsibility to deal with those issues that it has exercised with the Insureds to the date of this Agreement.

11. Notices and Requests for Reimbursement. All notices between the parties or requests for reimbursement by the Insureds under this Agreement shall be in writing and given by overnight mail service (i.e. Federal Express or equivalent) or by facsimile addressed to the parties at the addresses immediately below or to such other substitute or additional address of which either party may advise the other in writing. Notices will be deemed given when sent.

If to the Insureds:
InterDigital Communications Corporation
781 Third Avenue
King of Prussia, Pennsylvania 19406
Attention: Ericsson Litigation Counsel
Phone: (610) 878-7800
Fax: (610) 992-9432

If to Federal:
Sylvia Garcia
Senior Litigation Examiner
Chubb & Son, a division of Federal Insurance Company
1445 Ross Avenue
Suite 4200
Dallas, Texas 75202-2812
Phone: (214) 754-8187
Fax: (214) 754-8570

With a copy to:
Michael J. Plevyak, Esquire
White and Williams LLP
1500 Lancaster Avenue
Paoli, Pennsylvania 19301-1500
Phone: (610) 251-0466
Fax: (610) 296-4628

12. Reservation of Rights and Non-Waiver Agreement. The Contracting Parties agree that neither Federal nor the Insureds waive any of their rights or defenses under the Policies, or otherwise, by this Agreement except as it applies to their respective rights concerning funding, allocation, apportionment and/or reimbursement of litigation expenses arising out of or relating to the Combined Lawsuits.

13. Successors and Assigns.

a. The Contracting Parties understand and agree that the agreements, undertakings, acts and other things done or to be done by each of the Contracting Parties in this Agreement shall run to and be binding upon the respective Contracting Parties, and their respective successors and assigns, which with respect to the Insureds shall specifically include any Successor Entity. No assignment of this Agreement by the Insureds shall serve to release the Insureds from their obligations hereunder.

b. Additionally, each of the Insureds, as a material inducement to Federal to enter into this Agreement, agrees to all of the following. Prior to the consummation of any sale, liquidation, or other disposition to a third party (an “Asset Purchaser”) of all or any substantial portion of any of the Insureds’ assets, the Insureds shall provide reasonable prior notice of same to Federal. The Insureds shall also require the Asset Purchaser, as a condition of closing, to enter into an agreement with Federal, in form and substance reasonably satisfactory to Federal, whereby the Asset Purchaser expressly agrees to be bound by the terms of this Agreement, with the same force and effect as if it were included as one of the Insureds hereunder. In lieu of obtaining the agreement of the Asset Purchaser as required above, the Insureds may elect to comply with option (i) or option (ii), below, as applicable:

(i) If the amount of the reimbursement obligation to Federal has been established by virtue of a court award or settlement, the Insureds shall, prior to or on the date of that sale, liquidation or other disposition:

(1) pay the balance of that reimbursement obligation to Federal; or

(2) provide (in form, substance and amount satisfactory to Federal) security or a bond to cover any remaining reimbursement obligation and continue to reimburse Federal as if such sale, liquidation or other disposition had not taken place.

(ii) If the amount of the reimbursement obligation to Federal has not yet been established by virtue of a court award or settlement, the Insureds shall provide security (in form, substance and amount satisfactory to Federal) to cover their reimbursement obligation under this Agreement.

The Insureds acknowledge and agree that the provisions of this paragraph 13b may be specifically enforced by any court of competent jurisdiction.

14. Entire Agreement. All agreements, covenants, representations and warranties, express and implied, oral and written, of the Contracting Parties to this Agreement concerning its subject matter are contained herein. No other agreements, covenants, representations or warranties, express or implied, oral or written, have been made by any party concerning the subject matter of this Agreement. All prior and contemporaneous conversations, negotiations, possible and alleged agreements, representations, covenants and warranties concerning the subject matter of this Agreement are merged herein. This is an integrated Agreement.

15. Confidentiality. The terms and conditions of this Agreement shall be kept confidential and not be disclosed to any third party except upon the express written consent of the Contracting Parties; as might be required by applicable law or required by order of any court of competent jurisdiction; or as might be required to enforce or effectuate this agreement.

16. Advice of Counsel. The Contracting Parties warrant and represent that they are executing this Agreement after having received full legal advice as to their rights from their attorneys.

17. Warranty of No Transfer. The Insureds further represent and warrant that no assignment or other transfer of all or any rights, whether in tort, contract or otherwise, which the Insureds might have or have had against the Insurer under the Policies and/or any other contract or agreement between the Insureds and the Insurer has been made.

18. Construction of Contract. The Contracting Parties agree that this Agreement is to be construed and interpreted without regard to the identity of the party drafting it. This Agreement is to be construed according to the laws of the Commonwealth of Pennsylvania.

19. Miscellaneous.

a. Each of the Contracting Parties agrees to execute such further papers and documents as shall be necessary or proper in order to fulfill the terms and conditions of this Agreement.

b. All headings contained herein are only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

c. This Agreement may be executed in counterparts, all of which together shall constitute a single instrument.

d. The obligations, liabilities and undertakings of each of the Insureds hereunder are joint and several.

e. All aspects of this Agreement are effective retroactive to April 1, 1999.

THE UNDERSIGNED HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND IT.

INTERDIGITAL COMMUNICATIONS CORPORATION (“IDC”)

By:	/s/ DONALD M. BOLES
Name:	Donald M. Boles
Title:	Vice President

INTERDIGITAL TECHNOLOGY CORPORATION (“ITC”)

By:	/s/ DONALD M. BOLES
Name:	Donald M. Boles
Title:	Vice President

FEDERAL INSURANCE COMPANY

By:	/s/ SYLVIA GARCIA
Name:	Sylvia Garcia
Title:	Senior Litigation Examiner, Claims Officer